Sophia Hudson, P.C. To Call Writer Directly: +1 212 446 4750 sophia.hudson@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

January 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Julie Sherman

Kate Tillan

Jason L. Drory

Chris Edwards

Re:	Pharvaris B.V.
Amendment No. 2 to
Draft Registration Statement on Form F-1
Submitted January 11, 2021
CIK No. 0001830487

Dear Ms. Sherman, Ms. Tillan, Mr. Drory and Mr. Edwards:

On behalf of our client, Pharvaris B.V. (the “Company”), we set forth below the Company’s responses to the letter, dated January 15, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 2 to Draft Registration Statement on Form F-1 confidentially submitted by the Company on January 11, 2021 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

Beijing	Boston	Chicago	Dallas	Hong Kong	Houston	London	Los Angeles	Munich	Palo Alto	Paris	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 22, 2021

In addition, in response to the Staff’s comments, the Company has revised the Registration Statement on form F-1 which it publicly filed on January 15, 2021 (the “Registration Statement”) and is publicly filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted January 11, 2021

Prospectus Summary, page 1

1.

Staff’s comment: We note your revised disclosure in response to prior comments 1 and 2 and your disclosures that “[p]otency as used in this prospectus refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy” and that you, “have not conducted a head-to-head comparison of icatibant or any other drug candidate to PHA121 in a clinical trial.” Please include clarifying language on page 3 when you state your belief that PHVS416 is “More potent inhibitor than icatibant” and “Longer half-life than icatibant.” Specifically, include disclosure that your beliefs are not based on head-to-head studies but on your models and that potency is not a measure of efficacy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 97 of the Amendment.

Our Pipeline, page 4

2.

Staff’s comment: We note your response to our prior comment 3 and reissue in part. The pipeline table should clearly depict your material product candidates and their current stage of development. For example, text that reflects upcoming milestones should not be included in the “Phase 1” and “Phase 2” columns, but should be in the “Upcoming Milestone” column. In addition, please include narrative disclosure here and elsewhere you include the pipeline table to make clear that the sole active pharmaceutical ingredient in PHA121 is the same active pharmaceutical ingredients in PHVS416 and PHVS719 and discuss how you plan to rely on trial data from PHA121 to advance PHVS416 and PHVS719. Also, we note your disclosure on page 1, where you state you “are developing PHA121 for the on-demand setting as PHVS416, which is delivered in a soft capsule designed to rapidly treat symptoms with a single dose.” However, your pipeline table indicates that you are developing PHVS416 for both the on-demand and prophylactic treatments of HAE. Please revise your pipeline table or otherwise advise.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 22, 2021

Response: In response to the Staff’s comment, the Company has revised the pipeline table and has included the requested narrative disclosure on pages 1, 4, 5, 81, 95 and 98 of the Amendment.

PHA121, page 101

3.

Staff’s comment: We note your revised statement on page 101 where you state, “PHA121 combines the preclinical effectiveness and selectivity of bradykinin-B2-receptor antagonism with oral bioavailability and extended exposure upon a single dose.” Please revise this statement and any similar statements throughout your prospectus that state or imply that your product candidates are safe or effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Amendment.

License Agreement, page 113

4.

Staff’s comment: We note your response to our prior comment 4, including your updated disclosure on page 113. Please expand your disclosure to (i) identify your product candidates that are dependent on the license agreement; (ii) disclose when the latest to expire patents is scheduled to expire; (iii) aggregate amounts paid to date under the license agreement; and (iv) aggregate potential milestone payments outstanding.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Amendment.

Material United States and Dutch Income Tax Considerations, page 176

5.

Staff’s comment: We note that the tax opinions filed as Exhibit 8.2 and Exhibit 8.1 are short-form tax opinions. Please revise the tax disclosure in your tax section to clearly identify and articulate the opinion being rendered and state clearly that it is the opinion of the named counsel. Please also revise opinion itself to state, if true, that the statements made in the prospectus constitute counsel’s opinion, as opposed to summaries. For guidance, refer to Section III.B of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 182 of the Amendment and NautaDutilh N.V. has revised the form of its opinion and the Company has filed such revised opinion as Exhibit 8.1 to the Amendment. In addition, the Company has removed the opinion of Kirkland & Ellis LLP submitted with the Draft Registration Statement. In consideration of the disclosure regarding U.S. taxation included in the Registration Statement, the Company does not believe a U.S. tax opinion is required to be filed pursuant to Item 601(b)(8) of Regulation S-K.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 22, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this matter, please contact the undersigned at (212) 446-4750 or by e-mail at sophia.hudson@kirkland.com.

Sincerely,

/s/ Sophia Hudson, P.C. Sophia Hudson, P.C.

VIA E-MAIL

cc:	Berndt Modig
Morgan Conn, Ph.D.
Anna Nijdam, MSc RA
Pharvaris B.V.

Jennifer Lee, Esq.
Kirkland & Ellis LLP

Frank F. Rahmani, Esq.
Samir A. Gandhi, Esq.
Sidley Austin LLP

Paul van der Bijl
NautaDutilh N.V.